Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Spirit of Texas Bancshares, Inc.

Commission File Number: 001-38484

Transcript of Simmons First National Corporation’s November 19, 2021, Conference Call with Analysts and Investors

Operator

Good day, and welcome to the Simmons First National Corporation acquisition of Spirit of Texas Bancshares, Inc. [Operator Instructions] As a reminder, this call may be recorded. I would now like to turn the call over to Ed Bilek, Director of Investor Relations. You may begin.

Ed Bilek

Good morning, and thank you for joining Simmons First National Corporation's conference call. My name is Ed Bilek, Director of Investor Relations at Simmons. Joining me on the call today are George Makris, Chairman and Chief Executive Officer; Bob Fehlman, President and Chief Operating Officer; Jay Brogdon, Chief Financial Officer; Steve Massanelli, Chief Administrative Officer; Jena Compton, Chief People and Corporate Strategy Officer; and Matt Reddin, Chief Banking Officer.

The purpose of our call today is to review the announcement we made this morning concerning our entrance into a definitive agreement to acquire Texas-based Spirit of Texas Bancshares, Inc. We have invited certain institutional investors and analysts from the equity firms that provide research on Simmons to participate in the call. All other guests are in a listen-only mode. Recording of today's call will be posted on our website, simmonsbank.com, under the Investor Relations tab for at least 60 days. We have also posted supplemental materials on our website, also under the Investor Relations tab.

During today's call, we will make forward-looking statements about our future plans, goals, expectations, estimates, projections and outlook. I'd remind you that actual results could differ materially from those projected or implied by the forward-looking statements due to a variety of factors. Additional information concerning some of these factors is contained in our SEC filings, including, without limitation, the description of certain risk factors contained in our Form 10-K for the year ended December 31, 2020, and the forward-looking statements section of our press release announcing the Spirit of Texas Bancshares, Inc. acquisition that we issued this morning. Simmons assumes no obligation to update or revise any forward-looking statements or other information. I'll now turn the call over to George Makris.

George Makris

Thanks, Ed. We appreciate everyone joining us on the call today. Given that it's a Friday before Thanksgiving holiday week, we'll try to keep our prepared remarks brief so we can address questions you may have about the transaction. First, we're very excited about the opportunity to join forces with a well-respected and high-performing bank like Spirit of Texas. We've enjoyed a strong mutual relationship with the management team at Spirit dating back to 2013 and hold them in high regard. As we noted in our press release, that relationship will continue after the closing of the transaction. While Dean Bass, Chairman and CEO of Spirit, will retire at closing, we're very happy that he's expected to join the Simmons Holding Company and Bank Boards as an independent director shortly thereafter.

In addition, Spirit's President and Chief Lending Officer, David McGuire, will join the Simmons Bank team as a key Texas executive. Under their leadership, Spirit has enjoyed tremendous growth both in terms of assets and market expansion, and we're glad to have them lend their expertise and insight to ensure we meet the needs of our customers and communities we serve in Texas. Strengthening our franchise in Texas is a strategic priority for us and to partner with Spirit not only adds scale to our current footprint, but also establishes a platform for growth in Houston, Austin, San Antonio, College Station, Tyler, among others. These markets have been among the fastest growing in the nation in terms of population and economic activity and projections call for this trend to continue.

In 2019, we made an intentional decision to restructure our loan portfolio. At that time, we had concentrations of credit in CRE and construction which were in excess of regulatory guidance. Much of that portfolio was comprised of transactional and purchased loans from previous acquisitions. Our plan included exiting many of those credits and other specialty areas such as energy lending, which will give us the capacity to rebuild our portfolio with customers with whom we had deeper relationships. Strategically, the increase in our lending capacity and the growth potential of the market served by Spirit translate into a great opportunity, one which would not have had the same value before our restructuring. As you may remember, we sold our San Antonio and Austin portfolios to Spirit as part of that restructuring. We're especially pleased to welcome back Clay Jett and his team at a time where we're ready and able to invest in the growth in those markets. This transaction also meets the financial standards that we've talked about many times. It's expected to be accretive to earnings per share in the first full year of operation, and the anticipated internal rate of return exceeds 20%. And while it will be slightly dilutive to tangible book value, the estimated earn-back period is within our guideline of 3 years. Capital ratios at the conclusion of the merger should continue to significantly exceed well-capitalized guidelines. Spirit has a loan portfolio very similar to Simmons, and has done a great job generating loan production. They bring a strong deposit base with demand deposits representing approximately half of their total deposits as of September 30, 2021, which are extremely valuable during a period of rising rates. And even though the Street is not asking too many questions about asset quality, Spirit has maintained very strong credit quality metrics and underwriting standards.

Before we move to the Q&A, I'd like to take a minute to talk about the meaningful geographic transformation that's taken place this year as a result of our M&A efforts. As we entered 2021, Tennessee represented approximately 14% of our total deposits. Including our acquisitions of Landmark Community Bank and Triumph Bancshares, which closed in October of 2021, Tennessee today represents approximately 19% of our total deposits. Texas represented approximately 13% of our total deposits at June 30 of this year. Including Spirit on a pro forma basis, Texas will represent approximately 21% of our total deposits after closing of the acquisition.

In addition, we've significantly enhanced our growth profile. On a pro forma basis, our markets are expected to exceed the national average in terms of population growth over the next 5 years. A remarkable transformation brought about by the dedication of our amazing team at Simmons and their commitment to building long-term value for our shareholders.

In closing, I would encourage you to review the materials we posted on our website, simmonsbank.com under the Investor Relations tab. We look forward to working with our teammates at Spirit over the next few months to complete the integration process and hit the ground running.

With that, I'll turn the call back to the operator to begin the Q&A session.

Operator

[Operator Instructions]

Our first question comes from Brady Gailey with KBW. Your line is open.

Brady Gailey

Hey, thanks. Good morning, guys. Congrats on another deal. I wanted to start with the cost save number, 35%. I know you guys have some overlap in DFW, but you have no overlap in San Antonio, Austin and the Houston area. Can you give us a little more detail on how you're thinking about where those cost saves will be coming from?

Jay Brogdon

Brady, this is Jay. I'll take a first shot at that, and then George and Bob can fill in. But the first thing I'd point out to you is both companies are on a Jack Henry core. And so there's going to be the redundancies in that, that there would be any deal. But I do think it's important to point out that we're on the same core. And so we've got a lot of familiarity with how to think about the cost saves potential as it relates to that piece of this. Another point in here is both companies are public. So there's a lot of public company costs and other redundancies that we'll be able to remove. And you mentioned branches, and there's definitely some overlap in DFW. But I think as you look at Spirit's network of branches, there'll be some additional opportunities there, not where we're exiting any markets, but where our ability to deliver to those communities, whether it's through our digital offerings, et cetera, we'll have some real opportunities, I think, to rationalize the branch footprint as it relates to that. So I do think there's a lot of cost saves opportunities that we've built up to, to get to that number. And maybe my last comment would just be in the face of all of that, this is kind of a buy and build mentality. We're entering some really good markets here throughout Texas, expanding in DFW. And so while I think all those cost saves are achievable, it's really not at the expense of sort of that theme of this merger of being able to enter these markets, further penetrate those markets and grow the business across all of Texas.

Brady Gailey

Okay. All right. And then I know you mentioned the idea of some revenue synergies here. I know probably with Spirit of Texas, having a larger legal lending limit will help. But what are some of the other revenue synergy opportunities? I know they're not included in the deal math, but what could we potentially see over time?

Matt Reddin

Brady, this is Matt. I'll take that first stab. I think the key that we get to offer Spirit at our size and scale, they already have a $1 billion pipeline that we know that we can get that closed out now with David joining our team and his key leaders joining our team. They've been aggressively recruiting in the Texas market. We're going to continue to complement that so they can continue to do that. And then also, I would say, as far as other synergies we see that we can help them with, they also have a foreign national business in Houston for home lending. That's something that they have done well, but it may have been limited too. With our size and scale and back-office help, we think we can even support that more. So really, it's just doing more of what they're doing now, just with a bigger balance sheet.

Jay Brogdon

And Brady, I'll jump in with one other comment just on the deposit side. George mentioned in his remarks, 50% demand deposits at Spirit. But they also, on the interest-bearing side, have about 12 basis points higher cost of interest-bearing deposits. And I think we'll have some opportunities there over time. It will take a couple of quarters to achieve some of that. But there'll be some real opportunity on the deposit side as well.

Matt Reddin

And Brady, one last thing, I'd be remiss not to -- while Spirit has been very focused on the lending front, but they've been – they have not had a chance to build out a wealth platform. We will have -- we have that platform. We already have a nice beachhead there in DFW. I have no doubt we'll be successful pushing it into all the markets in Texas.

Brady Gailey

All right. That's helpful. And then finally for me, not necessarily related to this transaction, but I know during earnings last month, we talked about you guys potentially seeing some better loan growth. I know loan balances have been under pressure the last couple of years as you all have strategically exited some certain pockets in your loan book. Maybe just an update on how you guys are feeling about loan growth going forward?

Matt Reddin

Brady, it wasn't that long ago we were on the call, and we were talking about the fourth quarter and where that's going to shake out. What I can tell you right now is our pipeline is over $2 billion. And so that's continuing to grow quarter-over- quarter, month-over-month and our production is growing month-over-month. We think we'll have a great fourth quarter in production. Now is that going to be an inflection point on net loan growth. That remains to be seen, but it is very encouraging as we now look at 2022, especially layering in what Spirit can also bring to the table.

Brady Gailey

All right. Great. Well, thanks and congrats.

George Makris

Thanks, Brady.

Operator

Our next question comes from Thomas Wendler with Stephens. Your line is open.

Thomas Wendler

Hey, congratulations, guys. I just have a couple of quick questions here. I might have missed it, but on the release, I didn't think I saw the exchange ratio. And can you also give me an idea if there's any cash component in the deal?

Jay Brogdon

So Tom, yes, I'll take a shot at that. The way to think about the transaction is the economics are fixed at 18.325 million shares. So it's all stock from that point of view. However, to the extent there are any unexercised options or warrants at the time we close, those would be cashed out. So that's the only cash element in the deal. And so if you took sort of numbers where they are today and assume that those -- all of the options and warrants were cashed out, you'd be at about a 1.02x exchange ratio if you did the math on that. But that number will move as options or warrants get exercised.

Thomas Wendler

All right. That's great. And then are you guys kind of handcuffed now with any further transactions? Or are you still looking for -- to do further M&A?

George Makris

Well, Thomas, I don't think I would term it as handcuffed. Our priorities are certainly to make the most of these opportunities in the Texas market. So our focus is going to be working with David McGuire, his team, Dean Bass to make sure that we provide the resources they need to be successful. You know, when we take a look at those markets in Texas, DFW Metroplex and Houston by itself, both of those markets have a population twice the size of the state of Arkansas. So we've got plenty of opportunity ahead of us to maximize our potential in those markets. And Matt mentioned earlier, we've had great success in building out our teams. In Texas, David has had a great success rate, doing the same. We will expect that going forward. Now that doesn't mean we're not going to have meaningful discussions with other potential partners. But our focus squarely today is to make sure that we maximize the benefit of this new partnership with Spirit of Texas.

Thomas Wendler

All right. That’s great. Thanks guys, I’ll hop back in the queue.

Operator

Our next question comes from Stephen Scouten with Piper Sandler. Your line is open.

Stephen Scouten

Hey. Good morning, everyone. Thanks for the time. I wanted to get a little more detail on this foreign national loan program. I know Matt, you mentioned it that you might have the ability to scall it up somewhat. So is that, I guess, a business that you guys feel comfortable with? And what -- is there incremental BSA AML sort of risk around that or compliance that you have to kind of implement before you can expand that? Or any detail there would be helpful.

Matt Reddin

Yes, Stephen, great question. So a couple of things you need to know about it at a high level. This is still home loan lending in Houston, north of Houston in the Woodlands/Conroe area that -- and Spirit and others have been in that business for many years. Yes, we will put it through the rigor of our compliance, risk management, what we call it go forward. I have confidence we'll get through that. And honestly, we'll probably make this platform even better with the resources we have on our side that Spirit, to their size, has not been able to do. But it is home loan lending in the U.S. to foreign nationals that may have a business in another country, but the primary residence is in the U.S.

George Makris

Stephen, this is George. Let me also mention that in our diligence program, we took a really good look at the risk management program at Spirit with regard to this foreign national program. We didn't see any weakness. So it's not like we're having to step in and correct anything. We just believe that they have a really good base of that business and not only in that market, but maybe some other markets that we serve, that might be a product that we can roll out.

Matt Reddin

Yes. And Stephen, just kind of to follow-up, too. This is still just the mortgage business, which we think we do pretty well. We did 5,500 loans for $1.3 billion in 2020. We'll do over $1 billion this year. So we think it's really a nice complement to our home loan lending business as it is. And this is also low leverage home loan lending. That's another point to make.

Stephen Scouten

That was my question. I'd assume these are what, like a sub 70% LTV and probably higher yields given the complexity there?

Matt Reddin

Well, 70% to 75%, I can't guarantee on the higher yield in this environment, but that would always be the hope.

Stephen Scouten

Got you. Fair enough. Okay. And then you guys talked about, I think the verbiage was buy and build mentality, which I like. So when you think about those 35% cost saves, is that a net number that you think about, including incremental investments? Or is that kind of, hey, 35% is what we're going to get on the deal and the investments are just going to come opportunistically over time as we see fit?

Jay Brogdon

Well, I think you've got to break those apart and think about them a little bit separately. I definitely think that we look at a net synergy number of what we think is achievable in the business sort of stand-alone, but on our platform. But, you know, to the extent there are opportunities and we expect to pursue those opportunities to grow expenses by hiring revenue producers, we'll do that, and we think this platform will help us do that. But that's sort of the opportunity on the backside of the deal. We feel good about that net 35% number just sort of as the status quo go-forward number here.

Bob Fehlman

Stephen, I think a good example is when we purchased Southwest Bank in Texas, we had projected savings of 30% to 35%. By the time we close, there was $1 billion extra in loans, and so we didn't achieve the 30%, 35% maybe in the 28%, but we definitely achieved it based on the revenue growth. So as Jay said, we're -- the net is 35%. It could come in revenue or could come in expenses, but we’d prefer it to come in revenue quite frankly.

Stephen Scouten

That's right. Sure. Sure. Got it. No, that makes sense. And then maybe the last thing, as you just referenced kind of producers and incremental investments there. I imagine everybody is going to be shooting for these people as well. I mean that seems to be a big narrative across the spectrum is team lift outs and dislocation. So I'm wondering what you guys have in place to kind of protect these lenders from this acquisition, if there's a lot of lockups in place or kind of how you feel about pro forma growth in '22 from the Spirit team?

Matt Reddin

This is Matt again. Another really good question. And yes, we, on this one, we're very deliberate because of what we saw in Spirit and we've known them for a long time. We knew that they had a really great team. And so we went a lot deeper on the front end with retention agreements and got them signed up before -- as of today. So we feel we're very confident. Now there's other key producers we're going to be touching next week with Thanksgiving we’ll give them a break. But after that, they can get to meet us all in person on the 29th and 30th. So -- but we do feel confident on the front end. We've got a lot of people under the hood now and signed up.

Stephen Scouten

Perfect. I appreciate the color and the time. Congrats.

Operator

Our next question comes from David Feaster with Raymond James. Your line is open.

David Feaster

Hey, good morning, everybody. Texas is obviously -- it's a great market, and this deepens your footprint in the state, but you'll still be relatively small in some of the South Texas markets. Just wanted to get a sense of whether your appetite from an M&A perspective would be deepening in those markets near term. And then, I guess, at a high level, your pace of M&A going forward. I mean, you're obviously a proven acquirer and the simultaneous closing/conversion/integration is a huge benefit. Is – you just closed those deals about a month ago. Call it, 6 months until this deal closes. Is that really the right amount of time for you to fully absorb an acquisition and get your team ready to go for another one just given the bolt-on nature of these?

George Makris

Well, David, I would say that this merger is a little bit different because we're entering markets where Simmons does not have a legacy footprint. So we need to be very attentive to David and his team and what they need from us during that period of time. So I would tell you until we're all really comfortable with where we are in that transition, our focus is going to be on helping David and the Spirit of Texas folks become more successful in that market. Any other meaningful discussions during that time would be somewhat of a distraction.

So I guess what I'm telling you now is that between now and April, we're going to be focused on Spirit of Texas. Not to say that we won't begin discussions or continue discussions during that period of time. But we're saturated with regard to our priorities between now and April and probably for a short period of time after that. So we will continue down that road. Texas is a great market. If we found another partner that fit well, we would certainly have a high interest, but not between now and April.

David Feaster

Okay. That's good color. Thank you. And then just wanted to get a sense of the history of your new corporate finance team that they have in Texas and maybe how they could play into some accelerating growth in the state through that expertise?

Matt Reddin

Hey, David, it's Matt. You're talking about our commercial finance team, Simmons’ Commercial Finance?

David Feaster

Yes. The new team that you guys just hired.

Matt Reddin

Just want to make sure because the Spirit of Texas also has a corporate banking team that's in DFW; not equipment finance like we have, but I just want to make sure I understood the question. No, we definitely think anytime we can increase our market share in more customer bases -- those ancillary products -- especially our commercial finance team can complement those -- that customer base for sure.

David Feaster

Okay. And then just wanted to touch on energy. You know, we've had some issues in the past with that segment. It's obviously an evolving and cyclical business, and we're working that portfolio down. Just given the deeper presence in the state and in some more energy-centric markets, whether your appetite for energy might have changed? Is that still -- Or is that something that you're still going to try and continue to work down?

George Makris

Hey, David, this is George. No, our appetite hasn't changed. You know, we're not energy production lenders. There are some people who do that really, really well in the marketplace. We're not one of them. And I was happy to read in your report actually this morning that the economy of Texas is only 8.6% dependent on oil and gas these days. So there's plenty of other business for us to go after without having to be in the oil and gas production lending business. Now, you know, obviously, because it is still significant, we'll have ancillary exposure but not direct exposure.

Matt Reddin

Yes, David, this is Matt, just to tag on to that. Yes, there's definitely ancillary business at the Spirit of Texas. But if you look back and when we had some challenges with our energy book, our ancillary book of business held up wonderfully. And we had no issues out of that, no downgrades, and that's a good core business. It's really that production business that is not in our wheelhouse.

David Feaster

Thanks, everybody.

Operator

There are no further questions at this time. Please proceed with any closing remarks.

George Makris

Okay. Well, thanks to everyone for joining us today. I was thinking back this morning visiting internally about where we were in 2013, when we first met Dean and David and their team. You know, both Spirit of Texas and Simmons Bank are 7 times larger today than we were in 2013. Both organizations have done, in my opinion, an excellent job of taking advantage of growth opportunities, both organically and through M&A. When I take a look at the Simmons franchise back then, we had about a 60% loan-to-deposit ratio. We had a lot of liquidity. We had a lot of capital. We had an efficiency ratio in the mid-70s. Today, we have a 60% loan-to-deposit ratio. We have a lot of capital. We have a lot of liquidity, and our efficiency ratio is 20 percentage points lower. So I say that because I think we're set up for history to repeat itself. We are in a great position to take advantage of growth in the markets that we serve. And we couldn't be more optimistic about what this merger means to our combined shareholder base and to the markets that we serve. So thanks very much for participating this morning, and I hope everyone has an enjoyable Thanksgiving holiday.

Operator

This concludes the program. You may now disconnect. Everyone, have a great day.

Forward-Looking Statements

Certain statements contained in this communication may not be based on historical facts and should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “estimate,” “expect,” “foresee,” “intend,” “indicate,” “target,” “plan,” positions,” “prospects,” “project,” “predict,” or “potential,” by future conditional verbs such as “could,” “may,” “might,” “should,” “will,” or “would,” or by variations of such words or by similar expressions. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) and Spirit of Texas Bancshares, Inc. (“Spirit”) expect the proposed merger transaction between the Company and Spirit (“Proposed Transaction”) to have on the combined entities’ operations, financial condition and financial results, and the Company’s and Spirit’s expectations about their ability to obtain regulatory approvals and Spirit’s shareholder approval, their ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company and Spirit expect to realize as a result of the Proposed Transaction. The forward-looking statements may also include, without limitation, those relating to the Company’s and Spirit’s predictions or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for future growth, revenue, expenses, assets, capital levels, liquidity levels, asset quality, profitability, earnings, accretion, customer service, investment in digital channels, or other future financial or business performance, strategies or expectations, the impacts of the COVID-19 pandemic and the ability of the Company and Spirit to manage the impacts of the COVID-19 pandemic, capital resources, market risk, plans for investments in securities, effect of future litigation, acquisition strategy, legal and regulatory limitations and compliance and competition.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, without limitation: changes in the Company’s and Spirit’s operating, acquisition, or expansion strategy; the effects of future economic conditions (including unemployment levels and slowdowns in economic growth), governmental monetary and fiscal policies, as well as legislative and regulatory changes, including in response to the COVID-19 pandemic; changes in interest rates; possible adverse rulings, judgements, settlements, and other outcomes of pending or future litigation; the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transaction; delay in closing the Proposed Transaction; difficulties and delays in integrating the Spirit business or fully realizing cost savings and other benefits of the Proposed Transaction; changes in the Company’s share price before closing; the outcome of any legal proceedings that may be instituted against the Company or Spirit as a result of the Proposed Transaction or otherwise; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the Agreement; business disruption following the Proposed Transaction; the reaction to the Proposed Transaction of the companies’ customers, employees and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on the Company, Spirit and the Proposed Transaction; and other relevant risk factors, which may be detailed from time to time in the Company’s and Spirit’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). Many of these factors are beyond the Company’s and Spirit’s ability to predict or control, and actual results could differ materially from those in the forward-looking statements due to these factors and others. In addition, as a result of these and other factors, the Company’s and Spirit’s past financial performance should not be relied upon as an indication of future performance.

The Company and Spirit believe the assumptions and expectations that underlie or are reflected in any forward-looking statements, expressed or implied, in this communication are reasonable, based on information available to the Company and Spirit on the date of this communication. However, given the described uncertainties and risks, the Company and Spirit cannot guarantee its future performance or results of operations or whether the Company’s and Spirit’s future performance will differ materially from the performance reflected in or implied by its forward-looking statements, and you should not place undue reliance on these forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and neither the Company nor Spirit undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Company common stock that will be issued to Spirit shareholders in the Proposed Transaction. The Registration Statement will include a proxy statement of Spirit and a prospectus of the Company (the “Proxy Statement/Prospectus”), and the Company and/or Spirit may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of Spirit. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY AND/OR SPIRIT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement/Prospectus, as well as other filings containing information about the Company and Spirit, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company or Spirit. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations” or from Spirit at www.sotb.com under the “Investor Relations” link. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to the Company at Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000; or by directing a request to Spirit at Spirit of Texas Bancshares, Inc., 1836 Spirit of Texas Way, Conroe, Texas 77301, Attention: Corporate Secretary, Email: jgoleman@sotb.com, Telephone: (936) 521-1836.

Participants in the Solicitation

The Company, Spirit, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Spirit in connection with the Proposed Transaction. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information about Spirit’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 9, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus regarding the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.